UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 17)*

CompX International Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

20563P 10 1
(CUSIP Number)

Steven L. Watson
Three Lincoln Centre
Suite 1700
5430 LBJ Freeway
Dallas, Texas   75240-2694
(972) 233-1700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 14, 2007
(Date of Event which requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 20563P 10 1

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) CompX Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,586,820
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,586,820
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,586,820
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 20563P 10 1

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) NL Industries, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,967,824
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,967,824
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,967,824
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 20563P 10 1

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) TIMET Finance Management Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,451,424
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,451,424
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,451,424
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 20563P 10 1

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Titanium Metals Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,451,424
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,451,424
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,451,424
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 20563P 10 1

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Valhi, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,451,424
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,451,424
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,451,424
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 20563P 10 1

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Valhi Holding Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,451,424
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,451,424
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,451,424
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  20563P 10 1

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Valhi Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,451,424
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,451,424
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,451,424
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  20563P 10 1

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) National City Lines, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,451,424
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,451,424
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,451,424
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  20563P 10 1

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) NOA, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,451,424
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,451,424
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,451,424
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  20563P 10 1

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Dixie Holding Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,451,424
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,451,424
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,451,424
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  20563P 10 1

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Dixie Rice Agricultural Corporation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Louisiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,451,424
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,451,424
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,451,424
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  20563P 10 1

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Southwest Louisiana Land Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,451,424
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,451,424
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,451,424
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  20563P 10 1

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Contran Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,451,424
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,451,424
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,451,424
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  20563P 10 1

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) The Combined Master Retirement Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,451,424
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,451,424
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,451,424
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) EP

CUSIP No.  20563P 10 1

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Harold Simmons Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,451,424
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,451,424
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,451,424
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  20563P 10 1

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Harold C. Simmons
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 66,900
	8	SHARED VOTING POWER 3,471,424
	9	SOLE DISPOSITIVE POWER 66,900
	10	SHARED DISPOSITIVE POWER 3,471,424
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,900
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

AMENDMENT NO. 17
TO SCHEDULE 13D

This amended statement on Schedule 13D (this “Statement”) relates to the class A common stock, par value $0.01 per share (the “Class A Shares”), of CompX International Inc., a Delaware corporation (the “Company”).  Items 2, 3, 4, 5, 6 and 7 of this Statement are hereby amended as set forth below.  As a result of the Company’s repurchases of Class A Shares, the aggregate ownership of the outstanding Shares of all of the reporting persons in this Statement increased by one percent on September 14, 2007.

Item 2.	Identity and Background.

Item 2 is amended as follows.

(a)           The following entities or person are filing this Statement (collectively, the “Reporting Persons”):

•	CompX Group, Inc. (“CGI”) as a direct holder of Class A Shares;

•	NL Industries, Inc. (“NL”) by virtue of its direct ownership of CGI and as a direct holder of Class A Shares;

•	TIMET Finance Management Company (“TFMC”) by virtue of its direct ownership of CGI and NL and as a direct holder of Class A Shares;

•	Titanium Metals Corporation (“TIMET”) by virtue of its indirect ownership of CGI and NL and direct ownership of TFMC;

•
Valhi, Inc. (“Valhi”), Valhi Holding Company (“VHC”), Valhi Group, Inc. (“VGI”), National City Lines, Inc. (“National”), NOA, Inc. (“NOA”), Dixie Holding Company (“Dixie Holding”), Dixie Rice Agricultural Corporation, Inc. (“Dixie Rice”), Southwest Louisiana Land Company, Inc. (“Southwest”), Contran Corporation (“Contran”), The Combined Master Retirement Trust (the “CMRT”) and the Harold Simmons Foundation, Inc. (the “Foundation”) by virtue of their indirect ownership of CGI, TFMC and NL; and

•	Harold C. Simmons by virtue of his direct and indirect ownership of Class A Shares and his positions with Contran and certain of the other entities (as described in this Statement).

By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

CGI, TFMC, NL, Harold C. Simmons and his spouse, Annette C. Simmons, are direct holders of 49.4%, 9.2%, 7.3%, 1.3% and 0.4%, respectively, of the 5,237,385 Class A Shares outstanding as of September 14, 2007 according to information the Company provided (the “Outstanding Class A Shares”).

CGI also directly holds 100%, or 10,000,000 shares, of the Company’s class B common stock, par value $0.01 per share (the “Class B Shares” and collectively with the Class A Shares shall be referred to as the “Shares”).  The description of the relative rights of the Shares as described in this Statement is qualified in its entirety by the terms of the Company’s restated certificate of incorporation that is filed as Exhibit 3.1 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 4, 1998 (Reg. No. 333-42643), which is incorporated herein by reference.  As a result of its ownership of 49.4% of the Class A Shares and 100% of the Class B Shares, CGI directly holds approximately 82.6% of the combined voting power (97.5% of the voting power for the election of directors) of all classes of voting stock of the Company.  CGI may be deemed to control the Company.

NL and TFMC are the direct holders of approximately 82.4%, and 17.6%, respectively, of the outstanding shares of CGI common stock and together may be deemed to control CGI.  Valhi and TFMC are the direct holders of approximately 83.1% and 0.5%, respectively, of the outstanding shares of NL common stock and together may be deemed to control NL.  TIMET is the direct holder of 100% of the outstanding shares of common stock of TFMC and may be deemed to control TFMC.

VHC, Annette C. Simmons, the CMRT, Harold C. Simmons, NL, NL Environmental Management Services, Inc. (“NL EMS”), the Foundation, the Contran Amended and Restated Deferred Compensation Trust (the “CDCT”), Valhi and The Annette Simmons Grandchildren’s Trust (the “Grandchildren’s Trust”) are the holders of approximately 30.9%, 11.6%, 9.5%, 3.2%, 1.0%, 0.3%, 0.2%, 0.1%, less than 0.1% and less than 0.1%, respectively, of the outstanding shares of TIMET common stock.  VHC may be deemed to control TIMET.  NL is the holder of 100% of the outstanding common stock of NL EMS and may be deemed to control NL EMS.  The ownership of TIMET common stock by Ms. Simmons includes 20,824,200 shares of TIMET common stock that she has the right to acquire upon conversion of 1,561,815 shares of TIMET’s 6¾% Series A Convertible Preferred Stock, par value $0.01 per share (the “TIMET Series A Preferred Stock”), that she directly holds.  The percentage ownership of TIMET common stock held by Ms. Simmons assumes the full conversion of only the shares of TIMET Series A Preferred Stock she owns.

VHC, the Foundation, the CDCT and the CMRT are the direct holders of 92.4%, 0.9%, 0.4% and 0.1%, respectively, of the outstanding shares of common stock of Valhi.  VHC may be deemed to control Valhi.  VGI, National, and Contran are the direct holders of 87.4%, 10.3% and 2.3%, respectively, of the outstanding shares of common stock of VHC.  Together, VGI, National, and Contran may be deemed to control VHC.  National, NOA and Dixie Holding are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding shares of common stock of VGI.  Together, National, NOA and Dixie Holding may be deemed to control VGI.  Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding shares of common stock of National and together may be deemed to control National.  Contran and Southwest are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding shares of common stock of NOA and together may be deemed to control NOA.  Dixie Rice is the direct holder of 100% of the outstanding shares of common stock of Dixie Holding and may be deemed to control Dixie Holding.  Contran is the holder of 100% of the outstanding shares of common stock of Dixie Rice and Southwest and may be deemed to control each of them.

Substantially all of Contran’s outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the “Trusts”), of which Mr. Simmons is the sole trustee, or held by Mr. Simmons or persons or other entities related to Mr. Simmons.  As sole trustee of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by the Trusts.  Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

The Foundation directly holds approximately 0.2% of the outstanding shares of TIMET common stock and 0.9% of the outstanding shares of Valhi common stock.  The Foundation is a tax-exempt foundation organized for charitable purposes.  Harold C. Simmons is the chairman of the board of the Foundation and may be deemed to control the Foundation.

The CDCT directly holds approximately 0.1% of the outstanding shares of TIMET common stock and 0.4% of the outstanding shares of Valhi common stock.  U.S. Bank National Association serves as the trustee of the CDCT.  Contran established the CDCT as an irrevocable “rabbi trust” to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons.  If the CDCT assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due.  Pursuant to the terms of the CDCT, Contran (i) retains the power to vote the shares of Valhi common stock held directly by the CDCT, (ii) retains dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares.  This description of the CDCT is qualified in its entirety by the terms of the trust agreement filed as Exhibit 1 to the Amendment 69 to the Schedule 13D relating to Valhi common stock and filed with the SEC on August 28, 2007, which agreement is incorporated herein by reference.

The CMRT directly holds approximately 9.5% of the outstanding shares of TIMET common stock and 0.1% of the outstanding shares of Valhi common stock.  Contran sponsors the CMRT, which permits the collective investment by master trusts that maintain the assets of certain employee benefit plans Contran and related companies adopt.  Harold C. Simmons is the sole trustee of the CMRT and a member of the investment committee for the CMRT.  Mr. Simmons is also a participant in one or more of the employee benefit plans that invest through the CMRT.

NL and NL EMS directly own 3,522,967 shares and 1,186,200 shares, respectively, of Valhi common stock.  Pursuant to Delaware law, Valhi treats the shares of Valhi common stock that NL and NL EMS own as treasury stock for voting purposes and for the purposes of this Statement such shares are not deemed outstanding.

Mr. Harold C. Simmons is chairman of the board and chief executive officer of NL and chairman of the board of CGI, TIMET, Valhi, VHC, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and Contran.

By virtue of the holding of the offices, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control the entities described above and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of the Shares that are directly held by CGI, TFMC and NL.  However, Mr. Simmons disclaims such beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities.

Annette C. Simmons is the direct owner of 20,000 Class A Shares, 343,675 shares of TIMET common stock, 1,561,815 shares of TIMET Series A Preferred Stock, 269,775 shares of NL common stock and 43,400 shares of Valhi common stock.  Mr. Simmons may be deemed to share indirect beneficial ownership of such securities.  He disclaims beneficial ownership of all securities that his spouse holds directly.

Harold C. Simmons is the direct owner of 66,900 Class A Shares, 5,127,974 shares of TIMET common stock, 555,300 shares of NL common stock and 3,383 shares of Valhi common stock.

The Grandchildren’s Trust, of which Harold C. Simmons and Annette C. Simmons are co-trustees and the beneficiaries of which are the grandchildren of Annette C. Simmons is the direct holder of 36,500 shares of Valhi common stock and 17,432 shares of TIMET common stock.  Mr. Simmons disclaims beneficial ownership of these shares.

Certain information concerning the directors and executive officers of the Reporting Persons, including offices held by Mr. Simmons, is set forth on Schedule B attached hereto and incorporated herein by reference.

(d)           None of the Reporting Persons or, to the best knowledge of such persons, any of the persons named in Schedule B to this Statement has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Harold C. Simmons and all persons named on Schedule B to this Statement are citizens of the United States, except as otherwise indicated on such Schedule.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended as follows.

The total amount of funds Harold C. Simmons used to acquire the Class A Shares he purchased as reported in Item 5(c) was $141,605 (including commissions).  He used his personal funds for such purchases.

The Reporting Persons understand that the funds required by each person named in Schedule B to this Statement to acquire Shares were from such person’s personal funds.

Item 4.	Purpose of Transaction.

Item 4 is amended as follows.

Mr. Simmons purchased the Class A Shares reported in Item 5(c) in order to increase his equity interest in the Company.

Depending upon their evaluation of the Company’s business and prospects, and upon future developments (including, but not limited to, performance of the Class A Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares.  Any such additional purchases or sales of Shares may be in open market or privately negotiated transactions or otherwise.

The information included in Item 2 of this Statement is hereby incorporated herein by reference.  As described under Item 2 of this Statement, Harold C. Simmons may be deemed to control the Company.

Certain of the persons named in Schedule B to this Statement, namely James W. Brown, L. Andrew Fleck, Robert D. Graham, Tim C. Hafer, J. Mark Hollingsworth, Keith A. Johnson, William J. Lindquist, A. Andrew R. Louis, Kelly D. Luttmer, Andrew B. Nace, Bobby D. O’Brien, Glenn R. Simmons, Harold C. Simmons, John A. St. Wrba, Scott E. Sullivan, Gregory M. Swalwell and Steven L. Watson are officers and/or directors of the Company or perform services for the Company as employees of one of the Company’s parent corporations and may acquire Class A Shares from time to time pursuant to employee benefit plans that the Company sponsors or other compensation arrangements with the Company or otherwise.

Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule B to this Statement has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended as follows.

(a)           CGI, TFMC, NL, Harold C. Simmons and Annette C. Simmons are the direct beneficial owners of 2,586,820, 483,600, 381,004, 66,900, and 20,000 Class A Shares, respectively.  CGI also directly holds 10,000,000 Class B Shares.

By virtue of the relationships described under Item 2 of this Statement:

(1)           CGI may be deemed to be the beneficial owner of the 2,586,820 Class A Shares (approximately 49.4% of the Outstanding Class A Shares) and 10,000,000 Class B Shares (approximately 82.6% of the combined voting power, and 97.5% of the voting power for the election of directors, of all classes of voting stock of the Company) that CGI holds directly;

(2)           NL may be deemed to be the beneficial owner of the 2,967,824 Class A Shares (approximately 56.7% of the Outstanding Class A Shares) and 10,000,000 Class B Shares (approximately 85.1% of the combined voting power, and 97.8% of the voting power for the election of directors, of all classes of voting stock of the Company) that CGI and NL hold directly;

(3)           TFMC, TIMET, Valhi, VHC, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest, Contran, the CMRT and the Foundation may each be deemed to be the beneficial owner of the 3,451,424 Class A Shares (approximately 65.9% of the Outstanding Class A Shares) and 10,000,000 Class B Shares (approximately 88.3% of the combined voting power, and 98.3% of the voting power for the election of directors, of all classes of voting stock of the Company) that CGI, TFMC and NL hold directly; and

(4)           Harold C. Simmons may be deemed to be the beneficial owner of the 3,538,324 Class A Shares (approximately 67.6% of the Outstanding Class A Shares) and 10,000,000 Class B Shares (approximately 88.8% of the combined voting power, and 98.4% of the voting power for the election of directors, of all classes of voting stock of the Company) that CGI, TFMC, NL, he and his spouse hold directly.

Except to the extent of the 60,900 Class A Shares he holds directly, Harold C. Simmons disclaims beneficial ownership of all Shares.

The Reporting Persons understand, based on ownership filings with the SEC or upon information provided by the persons listed on Schedule B to this Statement, that such persons may be deemed to own beneficially the Class A Shares as indicated on Schedule C to this Statement.

(b)           By virtue of the relationships described in Item 2 of this Statement:

(1)           CGI may be deemed to share the power to vote and direct the disposition of the 2,586,820 Class A Shares (approximately 49.4% of the Outstanding Class A Shares) and 10,000,000 Class B Shares (approximately 82.6% of the combined voting power, and 97.5% of the voting power for the election of directors, of all classes of voting stock of the Company) that CGI holds directly;

(2)           NL may be deemed to share the power to vote and direct the disposition of the 2,967,824 Class A Shares (approximately 56.7% of the Outstanding Class A Shares) and 10,000,000 Class B Shares (approximately 85.1% of the combined voting power, and 97.8% of the voting power for the election of directors, of all classes of voting stock of the Company) that CGI and NL hold directly;

(3)           TFMC, TIMET, Valhi, VHC, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest, Contran, the CMRT and the Foundation may each be deemed to share the power to vote and direct the disposition of the 3,451,424 Class A Shares (approximately 65.9% of the Outstanding Class A Shares) and 10,000,000 Class B Shares (approximately 88.3% of the combined voting power, and 98.3% of the voting power for the election of directors, of all classes of voting stock of the Company) that CGI, TFMC and NL hold directly;

(4)           Harold C. Simmons may be deemed to share the power to vote and direct the disposition of the 3,471,424 Class A Shares (approximately 66.3% of the Outstanding Class A Shares) and 10,000,000 Class B Shares (approximately 88.4% of the combined voting power, and 98.3% of the voting power for the election of directors, of all classes of voting stock of the Company) that CGI, TFMC, NL and his spouse hold directly; and

(5)           Harold C. Simmons may be deemed to have the sole power to vote and direct the disposition of the 66,900 Class A Shares (approximately 1.3% of the Outstanding Class A Shares) that he directly holds.

(c)           The table below sets forth transactions in the Shares by the Reporting Persons since July 16, 2007, the 60th day prior to the date requiring the filing of this Amendment No. 17 to this Statement.  Harold C. Simmons was the only Reporting Person to have transactions since July 16, 2007.  He executed all of such transactions, which were all purchases of Shares on the New York Stock Exchange.

Date	Number of Shares	Price Per Share ($) (exclusive of commissions)

08/03/07	1,000	$13.85
08/03/07	200	$13.98
08/03/07	2,700	$14.00
08/03/07	100	$13.99
08/03/07	2,000	$13.95
08/03/07	1,900	$14.25
08/03/07	2,000	$14.50
08/03/07	100	$13.80

(d)           CGI, TFMC, NL, Harold C. Simmons and his spouse each has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares directly held by such entity or person.

(e)           On March 26, 2007, Tremont LLC, a wholly owned subsidiary of Valhi (“Tremont”), paid a dividend to Valhi of 50,474,000 shares of TIMET common stock.  On that same day, Valhi used the shares of TIMET common stock it received as a dividend from Tremont LLC and 6,315,383 Shares that Valhi owned directly to pay a special dividend of an aggregate of 56,789,383 shares of TIMET common stock to Valhi’s stockholders of record as of the close of business on March 12, 2007.  As a result Tremont’s dividend, Tremont ceased to hold an indirect interest in TIMET and TFMC and ceased to be a Reporting Person under this Statement.

On September 12, 2007, Southwest Louisiana Land Company, Inc., a Louisiana corporation, merged with and into Southwest Louisiana Land Company, Inc., a Delaware corporation.  The Delaware corporation survived the merger and is the successor to the Louisiana corporation.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended as follows.

As discussed in prior amendments to this Statement, TIMET, TFMC and certain other subsidiaries of TIMET were parties to a revolving credit and letter of credit facility dated as of February 25, 2000, as amended and supplemented through June 30, 2005 (the “Congress Facility”), with Congress Financial Corporation (Southwest).  CGI had pledged 2,242,820 Class A Shares under the Congress Facility pursuant to an Investment Property Pledge and Security Agreement dated as of October 5, 2004 executed CGI to and in favor of Congress Financial Corporation (Southwest).  Upon TIMET entering into a new credit agreement with U.S. Bank National Association as agent for certain lenders, the Congress Facility and the related Property Pledge and Security Agreement were terminated on February 17, 2006.

As discussed in prior amendments to this Statement, on September 24, 2004, NL acquired 10,000,000 Class B Shares from Valcor, Inc., a wholly owned subsidiary of Valhi (“Valcor”), and 374,000 Class A Shares from Valhi, at a purchase price of $16.25 per share, or an aggregate purchase price of approximately $168.6 million (the “Acquisition”).  The terms of the Acquisition are incorporated herein by reference to the Stock Purchase Agreement dated September 24, 2004 among NL, Valhi and Valcor filed as Exhibit 10.1 to the Current Report on Form 8-K that NL filed with the SEC on September 29, 2004.  NL paid the purchase price by transferring to:

•
Valcor a Promissory Note dated September 24, 2004 in the original principal amount of $162,500,000.00 payable to the order of Valcor, Inc. and executed by Kronos Worldwide, Inc. (the “Valcor Note”); and

•	Valhi a Promissory Note dated September 24, 2004 in the original principal amount of $6,077,500.00 payable to the order of Valhi, Inc. and executed by Kronos Worldwide, Inc. (the “Valhi Note”).

On October 11, 2004, Valcor paid a dividend to Valhi in the form of the Valcor Note and on November 30, 2004, Kronos Worldwide paid Valhi in full for the amounts owing under the Valcor and Valhi Notes.

Effective January 1, 2006, the Contran Deferred Compensation Trust No. 1 (as amended and restated effective as of January 1, 2004) and the Contran Deferred Compensation Trust No. 2 (as amended and restated effective as of January 1, 2004) were combined, merged and consolidated into the CDCT with the surviving CDCT being governed by the terms of the Contran Amended and Restated Deferred Compensation Trust Agreement between Contran and U.S. Bank National Association (the “CDCT Trust Agreement”).  A copy of the CDCT Trust Agreement was filed as Exhibit 1 to Amendment No. 69 to the Schedule 13D related to the common stock of Valhi and filed with the SEC on August 28, 2007 by Contran, Dixie Holding, Dixie Rice, National, NOA, Southwest, VGI, VHC and Harold C. Simmons.

Item 7.	Material to be Filed as Exhibits.

Item 7 is amended and restated as follows.

Exhibit 1
Restated Certificate of Incorporation of CompX International Inc., incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the CompX International Inc. Registration Statement on Form S-1 filed with the U.S. Securities and Exchange Commission on February 4, 1998 (registration number 333-42643).

Exhibit 2
Stock Purchase Agreement dated as of March 15, 2004 by and between Titanium Metals Corporation and TIMET Finance Management Company, incorporated by reference to Exhibit 2 to Amendment No. 4 to this Statement filed with the U.S. Securities and Exchange Commission on March 23, 2004.

Exhibit 3
Stock Purchase Agreement dated September 24, 2004 between Valhi, Inc. and Valcor, Inc., as sellers, and NL Industries, Inc., as purchaser, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K that NL Industries, Inc. filed with the U.S. Securities and Exchange Commission on September 29, 2004.  The disclosure schedule attachment to this Exhibit 8 has not been filed; upon request, the Reporting Persons will furnish supplementally to the U.S. Securities and Exchange Commission a copy of this attachment.

Exhibit 4
Subscription Agreement executed on October 5, 2004 but effective as of October 1, 2004 among NL Industries, Inc., TIMET Finance Management Company and CompX Group, Inc., incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K that NL Industries, Inc. filed with the U.S. Securities and Exchange Commission on October 8, 2004.  Certain of the exhibits to this Exhibit 11 have been filed; upon request, the Reporting Persons will furnish supplementally to the U.S. Securities and Exchange Commission a copy of the omitted exhibits.

Exhibit 5
Voting Agreement executed on October 5, 2004 but effective as of October 1, 2004 among NL Industries, Inc., TIMET Finance Management Company and CompX Group, Inc., incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K that NL Industries, Inc. filed with the U.S. Securities and Exchange Commission on October 8, 2004.

Exhibit 6
Certificate of Incorporation of CompX Group, Inc., incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K that NL Industries, Inc. filed with the U.S. Securities and Exchange Commission on October 8, 2004.

Exhibit 7
Tax Agreement dated as of October 1, 2004 among NL Industries, Inc., Contran Corporation and CompX International Inc., incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K that NL Industries, Inc. filed with the U.S. Securities and Exchange Commission on October 8, 2004.

Exhibit 8
Contran Amended and Restated Deferred Compensation Trust effective as of January 1, 2007 between Contran Corporation and U.S. Bank National Association, incorporated by reference to Exhibit 1 to Amendment No. 69 to Schedule 13D related to the common stock of Valhi, Inc. and filed with the U.S. Securities and Exchange Commission on August 28, 2007 by Contran Corporation, Dixie Holding Company, Dixie Rice Agricultural Corporation, Inc., National City Lines, Inc., NOA, Inc., Southwest Louisiana Land Company, Inc., Valhi Group, Inc., Valhi Holding Company and Harold C. Simmons.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  September 24, 2007

/s/ Harold C. Simmons
Harold C. Simmons
Signing in the capacities listed on Schedule “A” attached hereto and incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  September 24, 2007

/s/ Steven L. Watson
Steven L. Watson
Signing in the capacities listed on Schedule “A” attached hereto and incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  September 24, 2007

/s/ Gregory M. Swalwell
Gregory M. Swalwell
Signing in the capacity listed on Schedule “A” attached hereto and incorporated herein by reference.

SCHEDULE A

HAROLD C. SIMMONS, in his individual capacity and as trustee of THE COMBINED MASTER RETIREMENT TRUST.

STEVEN L. WATSON, as president, chief executive officer or vice president of each of:

CONTRAN CORPORATION
DIXIE HOLDING COMPANY
DIXIE RICE AGRICULTURAL CORPORATION, INC.
HAROLD SIMMONS FOUNDATION, INC.
NATIONAL CITY LINES, INC.
NOA, INC.
SOUTHWEST LOUISIANA LAND COMPANY, INC.
TITANIUM METALS CORPORATION
VALHI GROUP, INC.
VALHI HOLDING COMPANY
VALHI, INC.

GREGORY M. SWALWELL, as vice president of each of:

COMPX GROUP, INC.
NL INDUSTRIES, INC.
TIMET FINANCE MANAGEMENT COMPANY

SCHEDULE B

The names of the directors and executive officers of CompX Group, Inc. (“CGI”), Contran Corporation (“Contran”), Dixie Holding Company (“Dixie Holding”), Dixie Rice Agricultural Corporation, Inc. (“Dixie Rice”), the Harold Simmons Foundation, Inc. (the “Foundation”), National City Lines, Inc. (“National”), NL Industries, Inc. (“NL”), NOA, Inc. (“NOA”), Southwest Louisiana Land Company, Inc. (“Southwest”), TIMET Finance Management Company (“TFMC”), Titanium Metals Corporation (“TIMET”), Valhi Group, Inc. (“VGI”), Valhi Holding Company (“VHC”) and Valhi, Inc. (“Valhi”) and their present principal occupations are set forth below.  Except as otherwise indicated, each such person is a citizen of the United States of America and the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas   75240.

Name	Present Principal Occupation

Thomas E. Barry (1)	Vice president for executive affairs at Southern Methodist University and professor of marketing in the Edwin L. Cox School of Business at Southern Methodist University; and a director of Valhi.

James W. Brown	Vice president, corporate finance of TIMET.

Keith R. Coogan (2)	Private investor; director of Kronos Worldwide, Inc., a subsidiary of Valhi (“Kronos Worldwide”), and TIMET

Norman S. Edelcup (3)	Mayor of Sunny Isles Beach, Florida; director of CompX International Inc., a subsidiary of NL (the “Company”), and Valhi; and trustee of the Baron Funds, a mutual fund group.

L. Andrew Fleck	Vice president of Dixie Rice and Southwest; real estate manager for Contran.

Lisa Simmons Epstein	Director and president of the Foundation.

Robert D. Graham
Vice president of Contran, Dixie Holding, Dixie Rice, the Foundation, National, NOA, Southwest, Tremont, a wholly owned subsidiary of Valhi (“Tremont”), Valhi, VGI and VHC; executive vice president of TIMET; vice president and general counsel of Kronos Worldwide and NL; and vice president and general counsel of CGI.

Tim C. Hafer	Vice president and controller of Kronos Worldwide and NL.

J. Mark Hollingsworth
Vice president and general counsel of Contran, Dixie Holding, Dixie Rice, National, NOA, Southwest, Tremont, Valhi, VGI and VHC; general counsel of the Foundation and the Company; trust counsel of The Combined Master Retirement Trust, a trust Contran sponsors that permits the collective investment by master trusts that maintain the assets of certain employee benefit plans Contran and related companies adopt (the “CMRT”); and acting general counsel of Keystone Consolidated Industries, Inc., a subsidiary of Contran (“Keystone”).

Francis B. Jacobs, II (4)	Vice president-client services of Stewart Management Company; and director, vice president and assistant secretary of TFMC.

Keith A. Johnson	Controller of the Foundation.

William J. Lindquist	Director and senior vice president of Contran, Dixie Holding, National, NOA, VGI and VHC; senior vice president of Dixie Rice, Southwest, Tremont and Valhi; and a director of CGI.

A. Andrew R. Louis	Secretary of CGI, Contran, the Company, Dixie Holding, Dixie Rice, Kronos Worldwide, National, NL, NOA, Southwest, TIMET, Tremont, Valhi, VGI and VHC.

Kelly D. Luttmer	Vice president and tax director of Contran, CGI, the Company, Dixie Holding, Dixie Rice, Kronos Worldwide, National, NL, NOA, Southwest, TIMET, Tremont, Valhi, VGI and VHC.

Andrew McCollam, Jr. (5)	President and a director of Southwest; director of Dixie Rice; and a private investor.

W. Hayden McIlroy (6)	Private investor primarily in real estate; and a director of Valhi and Cadco Systems, Inc., a manufacturer of emergency alert systems.

Cecil H. Moore, Jr. (7)	Director of NL and Kronos Worldwide; and a private investor.

Andrew B. Nace	Vice president and general counsel of TIMET.

Bobby D. O’Brien
Vice president, chief financial officer and director of Dixie Holding, National, NOA, VGI and VHC; executive vice president and chief financial officer of TIMET; vice president and chief financial officer of Contran, Dixie Rice, Southwest, Tremont and Valhi; and director of CGI.

Glenn R. Simmons
Vice chairman of the board of Contran, Dixie Holding, Dixie Rice, National, NOA, Tremont, Valhi, VGI and VHC; chairman of the board of the Company and Keystone; director and executive vice president of Southwest; and a director of CGI, Kronos Worldwide, NL and TIMET.

Harold C. Simmons
Chairman of the board of CGI, Contran, Dixie Holding, Dixie Rice, the Foundation, National, NOA, Southwest, TIMET, Tremont, Valhi, VGI and VHC; chairman of the board and chief executive officer of Kronos Worldwide and NL; and trustee and member of the investment committee of the CMRT.

Richard A. Smith (8)	Vice president of Dixie Rice.

Thomas P. Stafford (9)	Director of NL and TIMET; chairman of the NASA Advisory Council Task Force on the International Space Station Program.

John A. St. Wrba	Vice president and treasurer of Contran, CGI, Dixie Holding, Dixie Rice, Kronos Worldwide, National, NL, NOA, Southwest, TIMET, Tremont, Valhi, VGI and VHC.

Scott E. Sullivan	Vice president and controller of TIMET.

Gregory M. Swalwell
Vice president and controller of Contran, Dixie Holding, National, NOA, Southwest, Tremont, Valhi, VGI and VHC; vice president, finance and chief financial officer of CGI, Kronos Worldwide and NL; vice president of Dixie Rice and TIMET; and director, vice president and treasurer of TFMC.

J. Walter Tucker, Jr. (10)	President, treasurer and a director of Tucker & Branham, Inc., a mortgage banking, insurance and real estate company; a director of Valhi; and a member of the investment committee of the CMRT.

Steven L. Watson
Director and president of Contran, Dixie Holding, Dixie Rice, National, NOA, VGI and VHC; director, president and chief executive officer of Valhi; president of Tremont; director and executive vice president of Southwest; director, vice president and secretary of the Foundation; vice chairman of Kronos Worldwide; vice chairman, president and chief executive officer of TIMET; and a director of CGI, the Company, Keystone and NL.

Terry N. Worrell (11)	Director of NL and TIMET; a private investor with Worrell Investments, Inc., a real estate investment company.

Joan L. Yori (4)	Vice president-client services of Stewart Management Company; and director, president, secretary and assistant treasurer of TFMC.

Paul J. Zucconi (12)	A private investor and a director of TIMET.

(1)	The principal business address for Dr. Barry is Southern Methodist University, Perkins Administration Bldg. #224, Dallas, Texas 75275.

(2)	The address for Mr. Coogan is 5209 Englenook Court, Plano, Texas 75023

(3)	The principal business address for Mr. Edelcup is 17395 North Bay Road, Suite 103, Sunny Isles Beach, Florida 33160.

(4)	The principal business address for Mr. Jacobs and Ms. Yori is Nemours Building, Suite 1410, 1007 Orange Street, Wilmington, Delaware 19801.

(5)	The principal business address for Mr. McCollam is 402 Canal Street, Houma, Louisiana 70360.

(6)	The principal business address for Mr. McIlroy is 25 Highland Park Village, Suite 100-341, Dallas, Texas 75225.

(7)	The address for Mr. Moore is 4444 Beverly Drive, Dallas, Texas 75205.

(8)	The principal business address for Mr. Smith is 600 Pasquiere Street, Gueydan, Louisiana 70542-0010.

(9)	The principal business address for Gen. Stafford (ret.) is Stafford Technology Inc., Suite 102, 4200 Perimeter Center, Oklahoma City, Oklahoma 73112.

(10)	The principal business address for Mr. Tucker is 1350 North Orange Avenue, Suite 102, Winter Park, Florida 32789.

(11)	The address for Mr. Worrell is 6909 Vassar, Dallas, Texas 75205.

(12)	The business address for Mr. Zucconi is 2801 Mill Haven Court, Plano, Texas 75093.

SCHEDULE C

Based upon ownership filings with the Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to personally beneficially own Class A Shares, as outlined below:

Name	Class A Shares Held	Stock Options Held (1)	Total

Thomas E. Barry	-0-	-0-	-0-

James W. Brown	-0-	-0-	-0-

Keith R. Coogan	3,500	-0-	3,500

Norman S. Edelcup	4,000	-0-	4,000

L. Andrew Fleck	-0-	-0-	-0-

Lisa Simmons Epstein	-0-	-0-	-0-

Robert D. Graham	-0-	-0-	-0-

Tim C. Hafer	-0-	-0-	-0-

J. Mark Hollingsworth	-0-	7,000	7,000

Francis B. Jacobs, II	-0-	-0-	-0-

Keith A. Johnson	-0-	4,000	4,000

William J. Lindquist	-0-	10,000	10,000

A. Andrew R. Louis	-0-	4,000	4,000

Kelly D. Luttmer	200	4,000	4,200

Andrew McCollam, Jr.	-0-	-0-	-0-

W. Hayden McIlroy	-0-	-0-	-0-

Cecil H. Moore, Jr.	-0-	-0-	-0-

Andrew B. Nace	-0-	-0-	-0-

Bobby D. O’Brien	300	10,000	10,300

Glenn R. Simmons (2)	17,500	56,000	73,500

Harold C. Simmons (3)	86,900	-0-	86,900

Richard A. Smith	-0-	-0-	-0-

Thomas P. Stafford	-0-	-0-	-0-

John A. St. Wrba	-0-	-0-	-0-

Scott E. Sullivan	-0-	-0-	-0-

Gregory M. Swalwell	-0-	5,000	5,000

J. Walter Tucker, Jr.	-0-	-0-	-0-

Steven L. Watson	8,000	16,000	24,000

Terry N. Worrell	-0-	-0-	-0-

Joan L. Yori	-0-	-0-	-0-

Paul J. Zucconi	-0-	-0-	-0-

(1)	Represents Class A Shares issuable pursuant to the exercise within 60 days of the date of this Statement of stock options.

(2)	Includes 500 Class A Shares held directly by Mr. Glenn R. Simmons’ spouse. Mr. Simmons disclaims beneficial ownership of all such Shares.

(3)
Includes 20,000 Class A Shares held directly by Mr. Harold C. Simmons’ spouse.  Does not include other Shares of which Mr. Simmons may be deemed to possess indirect beneficial ownership as described in Items 2 and 5(a) of this Statement.  Except for the 66,900 Class A Shares that he holds directly, Mr. Simmons disclaims beneficial ownership of all Shares.